EXHIBIT 99.3

                          SECURITIES PURCHASE AGREEMENT

     This Securities Purchase Agreement (the "AGREEMENT") is made and entered into effective as of August 24, 2006 by and between TOWER SEMICONDUCTOR LTD. (the "COMPANY" or "TOWER"), a company organized under the laws of the State of Israel and ISRAEL CORPORATION LTD., a company organized under the laws of the State of Israel (the "PURCHASER").

     WHEREAS, Tower is an independent manufacturer of wafers whose Ordinary Shares are traded on the Nasdaq National Market under the symbol TSEM and whose Ordinary Shares and certain other securities are traded on the Tel-Aviv Stock Exchange ("TASE") under the symbol TOWER;

     WHEREAS, pursuant to a letter of undertaking executed by the Purchaser dated May 17, 2006 (the "LETTER OF UNDERTAKING") to Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (collectively the "BANKS"), the Purchaser has committed to the Banks, subject to certain conditions as provided in the Letter of Undertaking, to invest in the Company a sum of one hundred (100) million US Dollars as set forth in this Agreement (the "INVESTMENT");

     WHEREAS, pursuant to the Letter of Undertaking, the Purchaser acknowledged and agreed that the Investment in Tower is a condition precedent to the closing of an amendment of the Facility Agreement between the Banks and Tower dated January 18, 2001, as contemplated by the Memorandum of Understanding between the Banks and Tower, dated May 17, 2006 (the "AMENDMENT"); and

     WHEREAS, the parties hereto agree that all amounts paid by the Purchaser under the Equipment Purchase Agreement between the Company and the Purchaser, dated May 17, 2006 (the "EQUIPMENT PURCHASE AGREEMENT") shall be deemed to have been invested in the Company as part of the Investment;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.   ISSUE AND SALE OF SECURITIES BY THE COMPANY.

     1.1 SECURITIES. Subject to and in accordance with the terms and conditions of this Agreement, the Company shall issue to the Purchaser, and the Purchaser shall purchase from the Company for an aggregate purchase price of US $100,000,000 (one hundred million US dollars) (the "NOTE PURCHASE PRICE") an equity convertible capital note, which capital note is convertible into 65,789,474 (sixty-five million, seven hundred and eighty-nine thousand, four hundred and seventy-four) shares (subject to adjustments to changes in capital structure, stock splits, etc.), such capital note being fully convertible, at any time, in whole or in part and freely transferable, at any time, in whole or in part (for the removal of doubt, in form and substance satisfactory to the Purchaser and with rights which are at least as good as those provided to the Banks) (the "CAPITAL NOTE"). For the avoidance of doubt, the Capital Note issuable hereunder shall not entitle TIC to interest, dividends, early redemption rights (for the removal of doubt, no conversion of capital notes by TIC into shares shall be deemed a redemption or pre-payment of the capital note), anti-dilution rights, or any adjustments due to changes to interest rates, the market price of the Company's shares or indexation of any kind, but shall entitle TIC, as a capital note holder, to participate in rights offerings and shall be subject to certain adjustments, including share splits, combinations and other adjustments all as agreed to with the Purchaser prior to Closing and with rights which are at least as good as those provided to the Banks.

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2.   CLOSING.

     2.1 CLOSING DATE. The issue and allotment of the Capital Note, the purchase thereof by the Purchaser and the registration of the Capital Note in the name of the Purchaser in the register of the Company, shall take place at a closing (the "CLOSING") to be held on a business day in Tel Aviv, Israel and no later than three (3) business days (in Tel Aviv) after the conditions to Closing set forth in Sections 6 and 7 below have been satisfied or waived in accordance with their terms at the offices of Yigal Arnon & Co., One Azrieli Center, Tel-Aviv, Israel, or such other time and place as the parties shall mutually agree. In the event that the Closing does not take place prior to October 31, 2006, the Purchaser shall have the right, but not the obligation, to cancel this Agreement unless the Purchaser has caused the Closing not to have occurred in breach of this Agreement. The Company shall use its commercially reasonable best efforts to (i) take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective all the transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain all approvals required to be obtained from any third party necessary, proper or advisable to the transactions contemplated by this Agreement. The Purchaser shall cooperate with the Company in the achieving the above but the primary responsibility (including but not limited to bearing the relevant expenses therefor) shall be the Company's.

     2.2 TRANSACTIONS UPON CLOSING. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

          (a) the Company shall deliver to the Purchaser copies of resolutions of the Company's Audit Committee, the Company's Board of Directors and the Company's shareholders approving the execution and performance of this Agreement, including the issuance of the Capital Note;

          (b) in accordance with the set-off provision of Section 2.2(g) below, the Note Purchase Price minus the Purchase Price (as defined in the Equipment Purchase Agreement) of the Call Option Exercise (as defined below) (the "CALL OPTION PURCHASE PRICE") shall be transferred by the Purchaser to the Company by wire transfer into the account of the Company, in accordance with the written instructions provided by the Company to the Purchaser;

          (c) the Company shall deliver to the Purchaser a copy of the approval of the TASE for listing the shares issuable upon conversion of the Capital Note (the "SHARES");

          (d) the Company shall record such issuance of the Capital Note in the name of the Purchaser on the records of the Company; and


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          (e) the Company shall be deemed to have exercised its Call Option (as defined in the Equipment Purchase Agreement) pursuant to the Equipment Purchase Agreement and in accordance with the terms set forth therein (the "CALL OPTION EXERCISE");

          (f) (i) Equipment Agreements (as defined in the Equipment Purchase Agreement) shall be assigned by the Purchaser to the Company, to the extent that they are assignable; (ii) Future Payments (as defined in the Equipment Purchase Agreement) with respect to Non-Assignable Obligations (as defined in the Equipment Purchase Agreement) shall be held in trust by the Purchaser; and (iii) title to Purchased Assets (as defined in the Equipment Purchase Agreement) shall be transferred or deemed transferred to the Company, all as set forth in Section 2 of the Equipment Purchase Agreement; and

          (g) for the avoidance of all doubt, the Purchaser and the Company shall set-off the Note Purchase Price payable by the Purchaser hereunder with the Call Option Purchase Price and any other sums relating to obligations owed and payable by the Company to the Purchaser pursuant to the Equipment Purchase Agreement or the transactions contemplated thereby; and

          (h) The Closing of the Amendment shall take place simultaneously with the Closing under this Agreement.

3.   POST CLOSING OBLIGATIONS OF THE PARTIES.

In the event that after the Closing any Equipment Agreement that prior to Closing was not assignable to the Company becomes assignable, the Purchaser shall as soon as practicable assign such Equipment Agreement to the Company and transfer the balance, as of the date of assignment, if any, of the Future Payments related thereto back to the Company, provided, that, upon assignment, the Purchaser is completely released from any obligations under such Equipment Agreement.

For the avoidance of doubt, to the extent that the Call Option Purchase Price exceeds the Note Purchase Price, such amounts shall not be deemed paid by the Company as part of the Investment.

4.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company hereby represents and warrants to the Purchaser, as follows:

     4.1 ORGANIZATION. The Company is duly organized and validly existing under the laws of the State of Israel and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and to perform all its obligations under this Agreement.

     4.2 MEMORANDUM AND ARTICLES OF ASSOCIATION. The Company has made available for inspection by the Purchaser complete and correct copies of the Memorandum of Association and Articles of Association of the Company, as amended to the date furnished. Such Memorandum and Articles of Association are in effect as of the date hereof and as will be in effect at the Closing.


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     4.3 SHARE CAPITALIZATION.

     As at August 17, 2006, the authorised share capital of the Company consists of 500,000,000 (five hundred million) ordinary shares, of which 85,406,010 (eighty five million four hundred and six thousand and ten) shares are issued and outstanding, 40,600,675 (forty million six hundred thousand six hundred and seventy five) shares are reserved for issuance upon exercise of outstanding options and warrants (including options granted to employees, officers, directors, related parties, banks, contractors and other public investors), 51,143,776 (fifty one million one hundred and forty three thousand seven hundred and seventy six) shares are reserved for issuance upon conversion of outstanding convertible debentures, 4,341,571 (four million three hundred and forty one thousand five hundred and seventy one) shares are reserved for issuance upon conversion of convertible debentures issuable upon exercise of outstanding warrants and 14,124,285 (fourteen million one hundred and twenty four thousand two hundred and eighty five) shares are reserved for future grants of options to employees, officers, consultants and directors. All issued and outstanding share capital of the Company has been duly authorized, and is validly issued and outstanding and fully paid and non-assessable. The Capital Note and the Shares issued upon its conversion will be validly issued, fully paid, nonassessable and not subject to any pledge, lien or restriction on transfer, except for restrictions on transfer imposed hereunder and by the applicable securities laws. The Company has reserved for issuance enough ordinary shares to issue the Shares. The issuance of the Capital Note and the Shares issued upon its conversion will not conflict with the Memorandum of Association or the Articles of Association of the Company then in effect nor with any outstanding warrant, option, call, preemptive right or commitment of any type relating to the Company's capital stock.

     4.4 AUTHORIZATION; APPROVALS. Prior to the Closing, all corporate action on the part of the Company necessary for the execution, delivery and performance of this Agreement shall have been taken. Except as set forth in SCHEDULE 4.4, no consent, approval or authorization of, exemption by, or filing with, any governmental or regulatory authority or any third party is required in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby. Other than approval by the Company's shareholders, this Agreement when executed and delivered by or on behalf of the Company, shall constitute the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to creditor's rights generally and general principles of equity.

     4.5 CROSS-DEFAULT. The Company is not in default under the Equipment Purchase Agreement or the Agreement dated August 1, 2006 with regard to the use of some of the Equipment by Tower (hereinafter, the "AUGUST 1 AGREEMENT").

     4.6 NO CONFLICTS. Neither the execution and delivery of this Agreement by Tower, nor the compliance with the terms and provisions of this Agreement on the part of Tower, will: (i) violate any statute or regulation of any governmental authority, domestic or foreign, affecting Tower; (ii) require the issuance of any authorization, license, consent or approval of any governmental agency, or any other person other than as set forth in SCHEDULE 4.4; or (iii) conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, loan agreement or other material agreement or instrument to which Tower is a party, or by which Tower is bound, or constitute a default thereunder, the effect of which might have a material adverse effect on Tower.


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     4.7 NO LITIGATION. There are no actions, suits, proceedings, or injunctive orders, pending or threatened against or affecting Tower relating to the subject matter of this Agreement and/or the Equipment Purchase Agreement and/or the August 1 Agreement.

     4.8 NO BROKERS. Tower has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with such transactions.

5.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser hereby represents and warrants to the Company as follows:

     5.1 ORGANIZATIONS; GOOD STANDING. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Israel with full corporate power and authority to perform all its obligations under this Agreement.

     5.2 AUTHORIZATION; APPROVALS. Prior to the Closing, all corporate action on the part of the Purchaser necessary for the execution and delivery of this Agreement and other agreements contemplated hereby has been taken. No consent, approval or authorization of, exemption by, or filing with, any governmental or regulatory authority is required in connection with the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby, except the approval of the Israeli Comptroller of Restrictive Trade Practice ("COMPTROLLER"), to the extent required under law. This Agreement and other agreements contemplated hereby, when executed and delivered by or on behalf of the Purchaser, shall constitute the valid and legally binding obligations of the Purchaser, legally enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to creditor's rights generally and general principles of equity.

     5.3 INVESTMENT INTENT; NO REGISTRATION

          The Purchaser is acquiring the Capital Note and the Shares issued upon its conversion for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933 (the "SECURITIES ACT"). The Purchaser has requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company and is an accredited investor as defined under Regulation D as promulgated by the United States Securities and Exchange Commission; and

          The Purchaser understands that none of the Capital Note or the Shares issued upon its conversion have been registered under the Securities Act, the Israeli Securities Law or the laws of any jurisdiction, and agrees that the Capital Note and the Shares issued upon its conversion may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except in compliance with the Securities Act, Israeli Securities Law or any applicable securities laws of any jurisdiction (including but not limited to pursuant to an exemption therefrom). The Purchaser also acknowledges that the Capital Note and the Shares issued upon its conversion, upon issuance, will bear the following legend:


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          THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE
     SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE OR OTHER JURISDICTION'S SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE OR PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL (SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY) THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF THE ACT.

     5.4 CROSS-DEFAULT. The Purchaser is not in default under the Equipment Purchase Agreement or the August 1 Agreement.

     5.5 NO LITIGATION. There are no actions, suits, proceedings, or injunctive orders, pending or threatened against or affecting the Purchaser relating to the subject matter of this Agreement and/or the Equipment Purchase Agreement and/or the August 1 Agreement.

     5.6 NO BROKERS. The Purchaser has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with such transactions.

6.   CONDITIONS OF CLOSING OF THE PURCHASER.

The obligations of the Purchaser to purchase the Capital Note and to transfer the Note Purchase Price at the Closing are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

     6.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Company in this Agreement shall have been true and correct when made, and, shall be true and correct in all material respects as of the Closing, as if made on the date of the Closing.6.2 THE AMENDMENT. The conditions precedent for the closing of transactions contemplated by the Amendment shall have been satisfied (unless waived by the Banks) and shall have been concluded in a manner which is satisfactory to the Purchaser other than the Investment contemplated by this Agreement.

     6.3 COVENANTS. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company prior the Closing shall have been performed or complied with by the Company prior to or at the Closing.


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     6.4 CONSENTS, ETC. The Company shall have secured all permits, consents and authorizations that shall be reasonably necessary or required lawfully for the Company to consummate this Agreement and to issue the Capital Note and the Shares issued upon its conversion to be purchased by the Purchaser at the Closing, including the approval of the Company's Audit Committee, Board of Directors and General Assembly and third party and/or governmental consents and the approval of all of the parties to the Registration Rights Agreement by and between the Company, SanDisk Corporation, Alliance Semiconductor Corp., Macronix International Co., Ltd., QuickLogic Corporation, and the Purchaser, dated
January 18, 2001 of the registration rights that will be received by the Purchaser pursuant to the Registration Rights Agreement entered into by the Parties, if necessary.

     6.5 REGISTRATION RIGHTS AGREEMENT. The Company and the Purchaser shall have entered into a registration rights agreement in form and substance satisfactory to the Purchaser and with rights which are at least as good as those provided to the Banks and no worse than those currently enjoyed by the Purchaser and provides a satisfactory arrangement with respect to the registration rights of the Shares of the Company owned by the Purchaser on the date of this Agreement.

     6.6 DELIVERY OF DOCUMENTS. All of the documents to be delivered by the Company, and all actions to be performed or concluded pursuant to Section 2 by the Company, shall be in a form and substance reasonably satisfactory to the Purchaser and its counsel and shall have been delivered to the Purchaser.

     6.7 ANTITRUST APPROVAL. To the extent required under law, the unconditional approval of the Comptroller to the consummation of the Closing under this Agreement has been received.

7.   CONDITIONS OF CLOSING OF THE COMPANY.

The obligations of the Company to sell and issue the Capital Note at the Closing are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Company, which waiver shall be at the sole discretion of the Company:

     7.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Purchaser in this Agreement shall have been true and correct when made, and shall be true and correct in all material respects as of the Closing, as if made on the date of the Closing.

     7.2 COVENANTS. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Purchaser prior the Closing shall have been performed or complied with by the Purchaser prior to or at the Closing.

     7.3 CONSENTS, ETC. The Purchaser and the Company shall have secured all permits, consents and authorizations, including, without limitations, approval of its corporate organs that shall be reasonably necessary or required lawfully for the Company to consummate this Agreement and to issue the Capital Note and the Shares issued upon its conversion to be purchased by the Purchaser at the Closing.

     7.4 DELIVERY OF DOCUMENTS. All of the documents to be delivered by the Purchaser, and all actions to be performed or concluded pursuant to Section 2 by the Purchaser, shall be in a form and substance reasonably satisfactory to the Company and its counsel.

     7.5 ANTITRUST APPROVAL. To the extent required under law, the unconditional approval of the Comptroller to the consummation of the Closing under this Agreement has been received.


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8.   COVENANTS. Between the date hereof, and the Closing Date:

     8.1 ORDINARY COURSE. The Company will operate in the ordinary course of business as now being conducted and as currently proposed to be conducted.

     8.2 DIVIDENDS. The Company will not declare, make or pay any dividend or other distribution.

     8.3 ACTIONS INCONSISTENT WITH THIS AGREEMENT. Neither the Purchaser nor the Company will take any action inconsistent with this Agreement. For the avoidance of any doubt, nothing herein shall require the Purchaser to take or refrain from taking any action as a shareholder or investor in the Company. Nothing herein shall prohibit the Purchaser from exercising, prior to the Closing, any rights it may have under the Equipment Purchase Agreement to sell the Purchased Assets or assign the Equipment Agreements to third parties.

9. INDEMNIFICATION PURSUANT TO THE EQUIPMENT PURCHASE AGREEMENT. Nothing herein shall derogate from the Company's obligations to indemnify the Purchaser for any amount paid or incurred by the Purchaser pursuant to the Equipment Purchase Agreement.

10.  MISCELLANEOUS.

     10.1 FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

     10.2 GOVERNING LAW; JURISDICTION. This Agreement will be governed by the laws of the State of Israel without regard to conflicts of law principles. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in the Courts of Tel Aviv-Jaffa, and each of the parties hereby consents to the jurisdiction of such courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

     10.3 SUCCESSORS AND ASSIGNS; ASSIGNMENT. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. This Agreement may not be assigned by any party without the prior written consent of the other party hereto. However, all of Tower's rights to receive cash, but none of its obligations, under this Agreement may be assigned by Tower, including by way of a first ranking fixed pledge and charge, in favor of the Banks (or the permitted successors or assignees of the Banks), provided that such pledges or charges shall not take effect on any portion of the Share Purchase Price that could be set off against other obligations of the Company.


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     10.4 EXPENSES. The Company shall bear the expenses and costs of both parties to the transactions contemplated hereby.

     10.5 ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Agreement, the Schedules hereto and the Equipment Purchase Agreement, constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

     10.6 NOTICES, ETC. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

                  If to the Purchaser:      Israel Corporation Ltd.
                                            Millennium Tower,
                                            23 Aranha St.
                                            Tel Aviv Israel 61070
                                            Fax: 972-3-684-4574
                                            Attn: Chief Financial Officer

                  with a copy to
                  (which shall not
                  constitute notice):       Gornitzky & Co.
                                            45 Rothschild Blvd.,
                                            Tel-Aviv 65784 Israel
                                            Fax: 972-3-560-6555
                                            Attn:  Adv. Zvi Ephrat

                  if to the Company:        Tower Semiconductor Ltd.
                                            Ramat Gavriel Industrial Area
                                            P.O. Box 619
                                            Migdal Haemek Israel 23105
                                            Fax. 972-4-6047242
                                            Attn: Oren Shirazi, Acting CFO

                  with a copy to
                  (which shall not
                  constitute notice):       Yigal Arnon & Co.
                                            1 Azrieli Center
                                            46th Floor
                                            Tel Aviv, Israel, 67021
                                            Fax: 03-608-7714
                                            Attn:  David Schapiro, Adv.


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     or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 10.6 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile, one (1) business day following transmission and electronic confirmation of receipt.

     10.7 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Unless provided otherwise herein, all remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

     10.8 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

     10.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     10.10 HEADINGS. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

     IN WITNESS WHEREOF, each of the parties has signed this Agreement as of the date first hereinabove set forth.

TOWER SEMICONDUCTOR LTD.                         ISRAEL CORPORATION LTD.

By:    ________________________                  By: ________________________

Name:  ________________________                  Name: ________________________

Title: ________________________                  Title: ________________________


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